MET INVESTORS SERIES TRUST

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(AQR Global Risk Balanced Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated April 18, 2011, by and between MetLife Advisers, LLC, (the “Adviser”), and AQR Capital Management, LLC (the “Subadviser”) with respect to the AQR Global Risk Balanced Portfolio, a series of the Met Investors Series Trust, is entered into effective the 1st of January, 2013.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
AQR Global Risk Balanced Portfolio

0.375% of first $250 million of such assets plus

0.350% on next $500 million of such assets plus

0.325% on next $250 million of such assets plus

0.300% on next $2.5 billion of such assets plus

0.270% of such assets over $3.5 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment on the 13th day of November, 2012.

METLIFE ADVISERS, LLC		AQR CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey L. Bernier	By:	/s/ Brendan R. Kalb
	Jeffrey L. Bernier		Brendan R. Kalb
	Senior Vice President		General Counsel